

02007967

KJ 10/2/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
SEP 27 2002
155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACUMENT SECURITIES, INC.

OFFICIAL USE ONLY
7661
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Mission Street
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ANGLE 415/597-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKLE, STUCKEY, HARDESTY & BOTT
(Name — *if individual, state last, first, middle name*)

101 Larkspur Landing Cr., #200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT ANGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACUMENT SECURITIES, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title

Notary Public



CARMEN P. JENKINS
Commission # 1323782
Notary Public - California
San Francisco County
My Comm. Expires Oct 5, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acument Securities, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2002 and 2001

with

Reports of Independent Auditors

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Acument Securities, Inc.

We have audited the accompanying statement of financial condition of Acument Securities, Inc. as of June 30, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Acument Securities, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acument Securities, Inc. as of June 30, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, Acument Securities, Inc. is a wholly owned subsidiary of Acument Holding Company, Inc. and has significant transactions with its parent and affiliated companies.

As explained in Note 12 to the financial statements, subsequent to June 30, 2002, the Company ceased operations as a broker-dealer.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
August 2, 2002, except as to Note 12, as to which the
date is August 21, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Acument Securities, Inc.
Statement of Financial Condition
June 30, 2002 and 2001

Assets

	2002	2001
Current assets		
Cash and cash equivalents	$107,214	$15,199
Deposits with clearing organizations	1,285,575	876,777
Receivables from broker-dealers	939,434	1,543,546
Trading securities, at market value	3,274,552	1,722,473
Prepaid expenses and other current assets	197,744	239,771
Total current assets	5,804,519	4,397,766
Property and equipment, at cost	984,074	1,015,763
Accumulated depreciation	(771,019)	(702,492)
Property and equipment, net	213,055	313,271
Exchange membership, at cost	28,950	28,950
Due from parent	6,956,466	5,908,099
Due from affiliates	--	132,674
Investment in affiliate	--	250,000
Deposits and other assets	36,174	41,339
Total assets	$13,039,164	$11,072,099

See accompanying notes.

Acument Securities, Inc.
Statement of Financial Condition
June 30, 2002 and 2001

Liabilities and Stockholders' Equity

	2002	2001
Current liabilities		
Accounts payable and accrued liabilities	$814,266	$1,091,493
Payable to broker-dealer	2,858,606	191,536
Commissions payable	678,617	706,458
Securities sold but unpurchased, at market value	88,616	122,538
Due to affiliates	85,894	--
Total current liabilities	4,525,999	2,112,025
Stockholders' equity		
Common stock, no par value; 20,000,000 shares authorized, 2,265,823 shares issued and outstanding (2001 - 2,265,823)	5,181,243	5,181,243
Common stock, Class B, non-voting, no par value; 15,000 shares authorized, 12,316 shares issued and outstanding (2001 - 12,316)	250,000	250,000
Retained earnings	3,081,922	3,528,831
Total stockholders' equity	8,513,165	8,960,074
Total liabilities and stockholders' equity	$13,039,164	$11,072,099

See accompanying notes.

Acument Securities, Inc.
Statement of Operations
Years ended June 30, 2002 and 2001

	2002	2001
Revenues		
Commissions	$11,010,496	$14,404,120
Asset management fees	580,286	489,658
Trading and underwriting	906,615	992,773
Dividends and interest	1,488,797	1,989,827
Gain (loss) on trading securities	134,639	(381,859)
Affiliate management fees	--	402,000
Other	609,347	1,031,739
Total revenues	14,730,180	18,928,258
Costs and expenses		
Compensation and benefits	2,849,289	4,245,858
Commissions	7,831,388	9,379,617
Clearing and exchange fees	1,838,178	2,048,570
Communications	566,831	1,477,043
Advertising and promotion	127,370	621,545
Rent and occupancy	665,031	635,292
Regulatory expense	140,157	292,448
Legal and arbitration	374,816	804,663
Research and compliance	144,666	226,633
Travel and other	398,266	162,712
Depreciation	170,039	257,390
Interest	71,646	45,661
Total costs and expenses	15,177,677	20,197,432
Income (loss) before taxes	(447,497)	(1,269,174)
Taxes on income	(588)	(135,671)
Net income (loss)	($446,909)	($1,133,503)

See accompanying notes.

Acument Securities, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2002 and 2001

	Common stock		Common stock, Class B		Retained earnings	Stockholders' equity totals
	Shares	Amount	Shares	Amount		
Balances, June 30, 2000	2,265,823	$5,181,243	12,316	$250,000	$4,662,334	$10,093,577
Net income (loss)	--	--	--	--	(1,133,503)	(1,133,503)
Balances, June 30, 2001	2,265,823	5,181,243	12,316	250,000	3,528,831	8,960,074
Net income (loss)	--	--	--	--	(446,909)	(446,909)
Balances, June 30, 2002	2,265,823	$5,181,243	12,316	$250,000	$3,081,922	$8,513,165

See accompanying notes.

Acument Securities, Inc.
Statement of Cash Flows
Years ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	($446,909)	($1,133,503)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation	170,039	257,390
(Gain) loss on trading securities	(134,639)	381,859
Loss on disposal of property and equipment	72,711	--
Write-off of investment in affiliate	250,000	--
Deferred income taxes	--	81,000
Changes in current assets and liabilities		
Deposits with clearing organizations	(408,798)	1,572,502
Receivables from broker-dealers	604,112	486,265
Trading securities	(1,623,455)	(920,999)
Prepaid expenses and other current assets	42,027	(130,688)
Accounts payable and accrued liabilities	(277,227)	(158,028)
Payable to broker-dealer	2,667,070	191,536
Commissions payable	(27,841)	(283,959)
Securities sold but not yet purchased	(33,922)	58,391
Income taxes receivable and payable	--	(254,963)
Net cash provided (used) by operating activities	853,168	146,803
Cash flows from investing activities		
Acquisitions of property and equipment	--	(168,218)
Acquisition of Knight Trading Group shares	--	(263,125)
Acquisition of Knight Trading Group shares from affiliate	--	(1,900,000)
Sale of Knight Trading Group shares	--	1,977,122
Change in deposits and other assets	5,165	(24,107)
Net cash provided (used) by investing activities	5,165	(378,328)
Cash flows from financing activities		
Net cash transfers from (to) parent	(842,352)	121,913
Change in due from (to) affiliates	76,034	102,385
Net cash provided (used) by financing activities	(766,318)	224,298
Net change in cash and cash equivalents	92,015	(7,227)
Cash and cash equivalents, beginning of year	15,199	22,426
Cash and cash equivalents, end of year	$107,214	$15,199

Supplemental disclosures of cash flow information (Note 8)

See accompanying notes.

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 1 – Summary of significant accounting policies

Basis of presentation
Acument Securities Inc. (Company) is a California corporation formed as Thomas F. White & Co., Incorporated in 1978, a wholly owned subsidiary of Acument Holding Company, Inc. (Parent) since 1999 and registered as a broker-dealer with the Securities and Exchange Commission. The Company is a member of the National Associates of Securities Dealers, Inc., the Securities Investor Protection Corporation and the Pacific Stock Exchange. In addition to activities under its corporate name, the Company also advertises and operates under the names White Discount Securities, White Asset Management and CompuTEL Securities.

The Company clears all trades through two clearing brokers, U. S. Clearing Corporation (USC) and Computer Clearing Services, Inc. (CCS), an affiliated company, on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities. In addition to executing trades as agent, the Company regularly acts as a principal in executing trades in municipal bonds, corporate debt and government agency securities.

Effective September 14, 1999, the Company, through a series of transactions also involving its Parent, exchanged Class B common stock for a controlling interest in a limited liability company (Note 7). The Company did not consolidate the limited liability company into the accompanying financial statement presentation because there were no significant subsidiary transactions during the period September 14, 1999 through June 30, 2002. The Company recorded the investment at the lower of cost or fair market value. During the year ended June 30, 2002, the Company determined its value to be zero and included the charge with other expenses herein.

Effective July 31, 2000, the Company, which operated a division called White Pacific Securities, transferred certain assets (Note 11) of that division to an affiliate renamed White Pacific Securities, Inc. (WPS). Additionally, the Company transferred employees, brokers and their customers after receiving NASD approval. The Company provides management and other services to WPS and charged management fees totaling $402,000 during the year ended June 30, 2001. Due to the deteriorating financial conditions of the stock market and economy generally and WPS specifically, the Company did not charge WPS any management fees during the year ended June 30, 2002.

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 1 – Summary of significant accounting policies (continued)

Basis of presentation (continued)
The Company acts as an intermediary between USC and WPS to clear certain trades. The management of the Company does not believe that acting as an intermediary jeopardizes its exemption from Securities Exchange Commission Rule 15c3-3.

Effective July 1, 2001, the Company and its Parent changed their names from Thomas F. White & Co., Incorporated and White Holding Company, Inc., respectively to Acument Securities, Inc. and Acument Holding Company, Inc., respectively.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with commercial banks, available within 90 days after demand. The carrying amount of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Trading securities valuation
The Company records marketable securities at fair market value and includes the unrealized gains and losses thereon herein.

Property and equipment
Property and equipment consist of furniture, office and computer equipment and leasehold improvements. The Company records property and equipment at cost, less related accumulated depreciation. The Company calculates depreciation on furniture and office and computer equipment on the straight-line basis over estimated useful lives of five years. The Company calculates depreciation on leasehold improvements on the straight-line basis over the shorter of estimated useful lives or the remaining lease life.

Security transactions and commissions
The Company derives commissions and other revenue principally from USC for commissions and order flow related to customer transactions.

The Company records security transactions on a settlement date basis during the year and on a trade date basis at year-end. The Company records revenues and

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 1 – Summary of significant accounting policies (continued)

Security transactions and commissions (continued)
expenses related to agency transactions on a trade date basis.

Interest revenue recorded by the Company consists principally of its participation in the interest differential on its customer debit and credit balances through a contractual agreement with USC and interest earned on idle cash.

Advertising costs
The Company expenses costs incurred for producing and communicating advertising when incurred.

Income taxes
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the Company expects the differences to reverse.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are already stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures reported herein. Although management bases these estimates on its knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 1 – Summary of significant accounting policies (continued)

Reclassification
The Company reclassified certain 2001 amounts and disclosures to conform to the 2002 presentation.

Note 2 – Brokerage accounts

Deposits with clearing organizations as of June 30, 2002 and 2001, total as follows:

	2002	2001
Good faith deposits		
USC	$ 151,118	$107,589
CCS	50,000	–
Other	25,000	–
Total good faith deposits	226,118	107,589
Other cash and cash equivalent positions		
USC	1,059,457	769,188
Total deposits with clearing organizations	$1,285,575	$876,777

Receivables from broker-dealers as of June 30, 2002 and 2001, total as follows:

	2002	2001
Allowable		
Commissions		
USC	$466,728	$ 966,743
CCS	22,790	12,550
Total commissions	489,518	979,293
Interest and other		
Interest – USC	121,993	271,269
Asset management fees – USC	37,298	33,024
Asset management fees – Other	9,669	2,484

Note 2 – Brokerage accounts (continued)

Receivables from broker-dealers as of June 30, 2002 and 2001 (continued):

	2002	2001
Insurance – Other	28,792	6,552
Order flow – Other	3,893	4,250
Total interest and other	201,645	317,579
Total allowable	691,163	1,296,872
Non-allowable		
Commissions		
USC	155,930	106,135
Total commissions	155,930	106,135
Interest and other		
Interest – USC	85,450	–
Mutual fund 12b-1 – Other	6,891	2,448
Other – Other	–	138,091
Total interest and other	92,341	140,539
Total non-allowable	248,271	246,674
Total receivable from broker-dealers	$939,934	$1,543,546

Trading securities and securities sold but unpurchased as of June 30, 2002 and 2001, consist principally of municipal and corporate bonds stated at fair market

Acument Securities, Inc.

Notes to Financial Statements
June 30, 2002

Note 2 – Brokerage accounts (continued)

value and held by USC, totaling as follows:

	2002	2001
Municipal bonds	$1,593,990	1,332,294
Corporate bonds	1,591,101	243,811
Bank CDs	–	16,963
Other	845	6,767
Total	3,185,936	1,599,835
Securities sold short but unpurchased	88,616	122,638
Trading securities	$3,274,552	$1,722,473

Note 3 – Property and equipment

Property and equipment as of June 30, 2002 and 2001, totals as follows:

	2002	2001
Furniture	$200,018	$ 200,018
Office and computer equipment	743,339	598,058
Leasehold improvements	40,717	217,687
Property and equipment, at cost	984,074	1,015,763
Accumulated depreciation	(771,019)	(702,492)
Property and equipment, net	$213,055	$ 313,271

During the year ended June 30, 2002, WPS transferred property and equipment to the Company with a fair market value of $142,534.

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 4 – Due from Parent

Due from Parent as of June 30, 2002 and 2001, reconciles and totals as follows:

	2002	2001
Due from Parent, beginning of year	$5,908,099	$5,462,223
Transfers of cash	292,352	(121,913)
Transfers of cash for CCS	125,000	–
Transfers of cash for WPS	425,000	–
Transfers of trading securities, at fair market value	206,015	233,400
Transfers of NITE shares, at cost	–	175,639
Transfer of NITE shares, at fair market value	–	158,750
Due from Parent, end of year	$6,956,466	$5,908,099

Note 5 – Payable to broker-dealer

Payable to broker-dealer as of June 30, 2002 and 2001, consists principally of amounts due to USC on margin loans and for clearing charges, totaling as follows:

	2002	2001
Margin loans	$2,341,009	$ –
Clearing charges	31,186	–
Other	486,411	191,536
Total payable to broker-dealer	$2,858,606	$191,536

Note 6 – Taxes on income

The Company files its income tax returns on a consolidated basis with its Parent and certain affiliates. The Company computes its provision for income taxes on a separate return basis. The provision for income taxes for the years ended June 30,

Acument Securities, Inc.
Notes to Financial Statements
June 30, 2002

Note 6 – Taxes on income (continued)

2002 and 2001, totals as follows:

	2002	2001
Current	($588)	($ 54,671)
Deferred	–	(81,000)
Provision for income taxes	($588)	($135,671)
States	($588)	$ 800
Federal	–	(136,471)
Provision for income taxes	($588)	($135,671)

The temporary differences resulting in a deferred tax asset (liability) as of June 30, 2002 and 2001 reconcile as follows:

	2002	2001
Fixed assets	$ 23,000	$ 33,000
Reserves and allowances	204,000	220,000
Net operating loss carryforwards	515,000	419,000
Valuation allowance	(742,000)	(672,000)
Deferred tax asset (liability)	$ –	$ –

Note 7 – Retirement plan

In June 1995, the Company adopted a defined contribution retirement plan. The Board of Directors of the Company determines annual contributions to the plan that are subject to certain limits imposed by the Internal Revenue Code. Company expenses related to the plan for the years ended June 30, 2002 and 2001 totaled $92,857 and $86,255, respectively.

Note 8 – Statement of cash flows supplemental information

Supplemental statement of cash flows information for the years ended June 30, 2002 and 2001 is as follows:

	2002	2001
Cash paid for interest	$71,646	$45,661
Cash paid (refunded) for income taxes	588	–
Non-cash transfers from (to) Parent		
Knight Trading Group shares, at cost	–	(175,639)
Knight Trading Group shares, at fair market value	–	(158,750)
Trading securities, at fair market value	(206,015)	(233,400)
Non-cash transfers from (to) WPS		
Property and equipment, at fair market value	142,534	(270,507)
Deposits and other assets	–	(41,674)
Non-cash transfers from (to) affiliate		
Knight Trading Group shares, at fair market value	–	1,900,000

Note 9 – Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreement between the Company and USC, USC can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer with which it conducts business.

Under the terms of the agreement between the Company and USC, the Company may be obligated to assume certain exposures related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

As of and during the years ended June 30, 2002 and 2001, the Company maintained deposit balances at commercial banks exceeding federal deposit insurance limits.

Note 10 – Commitments and contingencies

Deposits with clearing organization include amounts that USC and CCS require to be deposited under the clearing agreements with the Company as of June 30, 2002 and 2001 totaling $150,000 and $100,000, respectively.

The Company leases its principal office space in San Francisco, California under an operating lease that continues through August 31, 2003. The Company leases office space in other cities under operating leases continuing variously through March 31, 2004. Lease terms include required minimum payments (including future increases), deposits and periodic increases based on inflation and shares of building operating expenses and taxes. During the years ended June 30, 2002 and 2001, rent expense for the office facilities of the Company, including minimum payments and other related charges totaled $336,058 and $443,239, respectively.

The Company leases information services and office and computer equipment under operating leases with various terms continuing through July 20, 2005.

Future minimum lease payments under noncancelable operating leases for office space, information services and office and computer equipment for the years ended June 30 total as follows:

	Office space	Equipment	Totals
2003	$276,562	$109,053	$385,615
2004	68,117	93,210	161,327
2005	–	3,398	3,398
2006	–	233	233
Total future minimum lease payments	$344,679	$205,894	$550,573

The Company does not recognize rent expense under certain office space leases using the straight-line method as required by generally accepted accounting principles. Adjustments to recognize rent expense using the straight-line method would not be material to the financial position of the Company.

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker-dealer. The Company accrues currently its estimate of the costs to settle or defend these matters and, based upon discussions with legal

Note 10 – Commitments and contingencies (continued)

counsel and in the opinion of management, the resolution of these matters will not have a material adverse effect on its financial condition.

Note 11 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2002, the Company had net capital of $487,382, which exceeded the minimum requirement of $295,826 by $191,556 and a ratio of aggregate indebtedness to net capital of 9.1045 to 1. The Company is exempt from the provisions of SEC Rule 15c3.3 pursuant to paragraph K(2)(ii).

Note 12 – Subsequent event

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. On August 21, 2002, the Company consented to the transfer of all of its Registered Representatives/Associated Persons and their customer accounts to an unrelated broker-dealer, 1st Discount Brokerage, Inc. 1st Discount Brokerage, Inc. is also a correspondent firm of U. S. Clearing Corporation. After the transfer, the Company ceased its broker-dealer operations. Accordingly, the Company plans to withdraw its registration with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc.

The Company's decision to cease operations was based on an analysis of its business model, including its existing payout relationships with certain brokers and other fixed expenses, and its self-assessment as an ongoing business enterprise, as a whole.

The Company is in the process of analyzing its financial position, including both asserted and unasserted claims. The Company's ability to realize the carrying value of its assets and to meet its existing obligations as they become due is dependent on this analysis and future events, principally the favorable resolution or

Note 12 – Subsequent event (continued)

settlement of claims. No adjustments have been made to the accompanying financial statements in the event that the Company does not continue as a going concern.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Acument Securities, Inc.

We have audited the financial statements of Acument Securities, Inc. as of and for the years ended June 30, 2002 and 2001, and have issued our report thereon dated August 2, 2002. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
August 2, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

Acument Securities, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended June 30, 2002

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Acument Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2002

Net capital	
Total stockholders' equity	$8,513,165
Deductions and charges for non-allowable assets	
Petty cash	100
Receivables from broker-dealers non-allowable	248,271
Prepaid expenses and other current assets	197,744
Property and equipment, net	213,055
Exchange membership	28,950
Due from parent	6,956,466
Deposits and other assets	36,174
Security haircuts	302,828
Undue concentration	5,129
Fidelity bond excess deductible	37,066
Total deductions and charges for non-allowable assets	8,025,783
Net capital	$487,382
Aggregate indebtedness	
Total liabilities	$4,525,999
Deductions for exempt and subordinated liabilities	
Securities sold but not yet purchased	88,616
Total deductions for exempt and subordinated liabilities	88,616
Aggregate indebtedness	$4,437,383
Computation of basic net capital requirement	
Minimum net capital required equals the higher of $100,000 or 6 2/3% of total aggregate indebtedness	$295,826
Excess net capital	$191,556
Ratio of aggregate indebtedness to net capital	9.1045
Excess net capital at 1,000%	$43,644

Acument Securities, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2002

Reconciliation with the computation of the Company
(included in Part IIA of Form X-17A-5 as of June 30, 2002)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$1,025,913
Audit adjustments	(538,531)
Net capital, as reported herein	$ 487,382
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$3,963,030
Financial statement reclassifications	474,353
Aggregate indebtedness, as reported herein	$4,437,383

Acument Securities, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Acument Securities, Inc.
(Formerly Thomas F. White & Co., Incorporated)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2002

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Acument Securities, Inc.

We have audited the financial statements of Acument Securities, Inc. as of and for the years ended June 30, 2002 and 2001, and have issued our report thereon dated August 2, 2002. As part of our audits, we considered the internal control structure to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Acument Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
August 2, 2002